Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
KBR, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-190777, 333-155551, 333-138850 and 333-142101) on Form S-8 of KBR, Inc. and subsidiaries of our reports dated February 27, 2015, with respect to the consolidated balance sheets of KBR, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K/A of KBR, Inc. and subsidiaries.

/s/ KPMG LLP
Houston, Texas
September 18, 2015